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TYPE: 425
SEQUENCE: 1
DESCRIPTION: PRESS RELEASE OF QUEPASA.COM, INC. PURSUANT TO RULE 425


                             Filed by: quepasa.com, inc.
                             This communication is filed pursuant to Rules 165 and 425, as promulgated under the Securities Act of 1933, as amended.

                             Subject Company: quepasa.com, inc.
                             Commission File No. 0-25565


THIS PRESS RELEASE IS FILED BY QUEPASA.COM, INC. PURSUANT TO RULES 165 AND 425 OF THE SECURITIES ACT OF 1933 AND IS THEREBY DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF QUEPASA.COM, INC. THAT HAVE BEEN AND WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE PROPOSED MERGER BETWEEN QUEPASA.COM, INC. AND GREAT WESTERN LAND AND RECREATION, INC., INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE PROPOSED MERGER. THE SECURITIES AND EXCHANGE COMMISSION FILINGS ARE AVAILABLE TO THE PUBLIC AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. INVESTORS CAN ALSO OBTAIN FREE COPIES OF THE DOCUMENTS RELATING TO QUEPASA.COM, INC. BY CONTACTING ROBERT J. TAYLOR, CHIEF OPERATING OFFICER, QUEPASA.COM, INC., 400 E. VAN BUREN STREET, FOURTH FLOOR, PHOENIX, AZ 85004, (602) 716-0100.

Set forth below is a press release from quepasa.com, inc., released September 24, 2001, relating to the company's Annual and Quarterly report filings:

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QUEPASA.COM ANNOUNCES FILING OF 2000 10-K AND FIRST QUARTER 2001 10-Q

PHOENIX--September 24, 2001--quepasa.com, inc. (OTCBB: PASA.OB) today announced that it has filed its 2000 Annual Report on Form 10-K and its first and second quarter Quarterly Report on Form 10-Q with the Securities and Exchange Commission. The Annual Report was filed Thursday, September 20, 2001, the first quarter Quarterly Report was filed Friday, September 21, 2001 and the second quarter Quarterly Report was filed today. These filings were delayed as a result of comments received from the SEC in the first quarter of 2001 related to the accounting treatment and valuation of certain non-cash items in the 1999 audited financial statements and the 2000 unaudited financial statements. As previously announced, quepasa has filed amendments to its 1999 Annual Report on Form 10-K and 2000 Quarterly Reports on Form 10-Q after resolving the issues raised by the SEC.

Also as previously announced, quepasa's aggregate cash, cash equivalents and trading securities were $29.3 million at December 31, 1999, $6.3 million at December 31, 2000, $6.4 million at March 31, 2001 and $5.7 million at June 30, 2001. Net revenue was $0.6 million for 1999 and $2.5 million for 2000.

The statements in this press release regarding future performance and growth are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in quepasa.com's documents filed with the Securities and Exchange Commission.


Contact information:

     quepasa.com, inc.                  Rob Taylor  602-281-1534